                                          As filed pursuant to Rule 424(b)(3)
                                          under the Securities Act of 1933
                                          Registration No. 333-65249







                                NUMEX CORPORATION

                        5,210,506 Shares of Common Stock









SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK BEING SOLD WITH THIS PROSPECTUS.

This prospectus covers the resale by some of our current stockholders of some or all of the shares of our company's stock that they own. Only these stockholders will be selling shares, not the company itself. The stockholders selling their shares will receive the proceeds from any sales, not our company.

Our common stock is quoted on the Nasdaq OTC Bulletin Board under the symbol NUMX. On November 12, 1998, the closing price for our stock was $0.625 per share.

Our company will pay the costs of registering these shares.

Neither the SEC nor state securities regulators have approved or disapproved these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.



                   This prospectus is dated November 13, 1998

                                TABLE OF CONTENTS

                                                                                     Page
                                                                                     ----
Where You Can Find More Information..................................................  1
Summary..............................................................................  2
Risk Factors.........................................................................  3
Use Of Proceeds......................................................................  7
Market For Common Equity And Related Stockholder Matters.............................  7
Selling Stockholders.................................................................  8
Plan Of Distribution................................................................. 10
Management's Discussion And Analysis Of Financial Condition And Results Of Operation. 10
Business............................................................................. 14
Management........................................................................... 16
Executive Compensation............................................................... 17
Certain Relationships And Related Transactions....................................... 17
Security Ownership Of Certain Beneficial Owners And Management....................... 18
Legal Proceedings.................................................................... 19
Changes In And Disagreements With Accountants On Accounting and Financial Disclosure. 19
Disclosure Of Commission Position On Indemnification Of Securities Act Liabilities... 20
Legal Matters........................................................................ 20
Experts.............................................................................. 20

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C.; New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available on the SEC's website: http:\\www.sec.gov.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. The documents we have incorporated by reference are:

        Annual Report on Form 10-KSB for the fiscal year ended March 31, 1998;

        Quarterly Report on Form 10-QSB for the quarter ended June 30, 1998;
        and

        The description of our company's Common Stock contained in its Registration Statement on Form S-18 (Commission File No. 2-6881813), filed on August 14, 1980, including any amendments or updates.

        This prospectus is part of a Registration Statement on Form SB-2 that has been filed with the SEC. It does not include all of the information that is in the registration statement and the additional documents filed as exhibits with it. For more detail you should read the exhibits themselves.

        You should rely only on the information incorporated by reference or in this prospectus or any supplement to it. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on its cover.

                                     SUMMARY

        This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. We encourage you to read the prospectus in its entirety.

        Numex Corporation was incorporated in Delaware in August, 1980. Beginning in January 1991, our main business became the manufacture under license and distribution of a product called Therapy Plus. Therapy Plus is a patented, non-electric, hand-held massaging device for relieving arthritis pain. The product is a series of starwheels mounted on a shaft that one rolls briskly over sore body parts for a massage-like effect.

        Sales of our only product, Therapy Plus, have been falling for some time. There have been no sales of Therapy Plus since June 1998. We do not expect to have any significant new sales of Therapy Plus. We do not have any other products under development and we do not have plans to develop any new products. Therefore, our future business plan depends on beginning new activities. While we will still explore marketing Therapy Plus, the main emphasis of management will be to acquire profitable businesses. We have $6,900,000 in federal tax loss carry forward and $1,600,000 tax loss for California. Under certain circumstances, these tax losses can be offset against profitable business operations.

        Management has been looking at profitable businesses with between $10,000,000 and $30,000,000 in annual sales. To assist us in finding acquisition candidates, we have hired a medium sized investment banking firm which specializes in private placements of securities with institutional investors. We are in discussion with several potential acquisition candidates, but we have not reached an agreement with any of them. We cannot make any prediction about the likelihood of completing any such acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

        The selling stockholders will be selling up to 5,210,506 shares of our company's common stock, over time on the open market or in negotiated transactions. The company is not selling any stock itself. The stockholders selling their shares will receive the proceeds from any sales, not our company. However, some stockholders may exercise options which they already have, and if they do, our company could receive up to $738,750, which it would use for general working capital.

        Our company will pay the costs of registering these shares.

        Offering these shares for sale does not guarantee that anyone will buy them.

        Our address is 14115 S. Pontlavoy Avenue, Santa Fe Springs, CA 90670, and our telephone number is (562) 404-7176.

                                  RISK FACTORS

        Investing in our stock is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, among others.

Operating Losses;       We have had losses from operations for an extended period of
Uncertain Future        time.  We lost $398,670 in fiscal 1996, $512,293 in fiscal 1997 and
                        $560,826 in fiscal 1998. Because of our sustained losses
                        over time, we had an accumulated deficit of $11,467,014
                        at June 30, 1998. We do not know if we will be
                        profitable in the future.

Need for                In the last three fiscal years we had inadequate cash for our
Borrowings for          operations, so we borrowed money to fund operations.  In recent
Working Capital         times, our working capital has been in the form of borrowings from Jack I. Salzberg, Chairman of the Board, President
                        and our largest shareholder, and some of his relatives.
                        They have provided loans or have guaranteed some of our
                        obligations. Even though Mr. Salzberg has said that he
                        will continue to lend us the funds need for working
                        capital, we cannot predict whether he will continue to
                        do so in the future. If we do not receive funds for
                        working capital from these or other sources and if we do
                        not become profitable, we could be without adequate
                        funds to pay our obligations. See "Management's
                        Discussion and Analysis of Financial Condition and
                        Results of Operations" and "Certain Relationships and
                        Related Transactions".

No Current              Sales of our only product, Therapy Plus, have been falling for
Operations              some time.  There have been no sales of Therapy Plus since June
                        1998. We do not expect to have any significant new sales
                        of Therapy Plus. We do not have any other products under
                        development and we do not have plans to develop any new
                        products. Therefore, our future business plan depends on
                        beginning new activities. Among the things we are most
                        actively considering is acquiring other businesses. See
                        "Management's Discussion and Analysis of Financial
                        Condition and Results of Operations" and "Business."

Dependence on           Our future success depends on management, especially Jack
Management              Salzberg.  The loss of Mr. Salzberg's services could have an adverse effect on our business prospects.  Even though
                        Mr. Salzberg works on a full-time basis, we do not have an employment agreement with him.  Therefore, Mr. Salzberg has the right to change his working arrangement to part-time or to stop working for us.  However, Mr. Salzberg has not indicated
                        that he will change his current working arrangement.  See
                        "Management."

Control by              Jack Salzberg owns approximately 12.4% of the outstanding shares
Management              of stock and he has options to acquire an additional 850,000 shares of stock.  If he exercised these options, he would own approximately

                        18.5% of the outstanding shares of stock.  Therefore, Mr. Salzberg has significant influence over the outcome of all matters submitted to the stockholders, including the election of directors of the company.  See "Selling Stockholders."

Possibility of          The stockholders who will be selling their shares of stock in this
Change of               offering include all our directors and officers and many of our
Control                 largest stockholders.  Many of these people are relatives of Jack
                        Salzberg.  These selling stockholders will be selling most or all of their shares, including shares that would be issued to them if they convert options which they now hold.  These selling stockholders will not necessarily be selling their shares, but if they do sell all or most of their shares, there will be a change in control of our company.  See "Selling Stockholders."

Conflicts of            Dealings with officers, directors and large stockholders often
Interest                involve conflicts of interest.  In particular, before January 1, 1998, we borrowed money from Jack Salzberg and he has
                        exchanged this debt into shares of common stock. Since
                        January 1, 1998, we borrowed $578,414 from Mr.
                        Salzberg's relatives. Because of the nature of these
                        relationships, we did not conduct arms' length
                        negotiations for these borrowings. Therefore, it is
                        possible that we could have borrowed money on better
                        terms from unaffiliated people. See "Certain
                        Relationships and Related Transactions".

Resolution of           Delaware law provides that an agreement that a corporation
Conflicts of            enters into with its officers, directors, or certain other people
Interest                (including their relatives) is not void or voidable under certain circumstances. If the material facts of an agreement are
                        known to the Board of Directors, the directors who do
                        not have an interest in the agreement may act in good
                        faith and approve it. Delaware law also provides that
                        such an agreement is not void or voidable if the
                        agreement is fair to the corporation at the time the
                        Board of Directors approves it. We currently permit
                        these types of agreements so long as they are permitted
                        under Delaware law. We ensure that the disinterested
                        directors are aware of all the necessary facts so that
                        they can make the appropriate decision.

Future                  We are looking to acquire other profitable businesses in the
Acquisitions            future.  Our ability to complete such a transaction will depend on many factors, including:


                            -      finding a suitable business

                            -      negotiating acceptable terms

                            -      our own financial condition

                            -      obtaining financing to acquire the business


                            -      general economic and business conditions


                        At present, we do not know if we will be able to engage in any such transactions, because of the reasons indicated.

Business Risks of       Acquisitions involve numerous business risks and these risks could
Acquisitions            have a material negative effect on our own results of operations and financial condition.  Some of these risks include

                         - entering a market in which we have no or limited experience

                         -      integrating a new business

                         -      incorporating new personnel

                         - costs associated with lay-offs of redundant personnel

Need for                Our ability to acquire another business may depend on obtaining
Financing To            financing from outside sources.  If we are not successful in
Acquire                 obtaining financing, we would be unable to complete any
Businesses              acquisitions.  Even if we can obtain outside financing, there are risks.  For example, if the performance of the acquired business does not meet our expectations, the cost of servicing the debt could have a material negative effect on our results of operations and financial condition.  See "Management's Discussion and
                        Analysis of Financial Condition and Results of Operations."

Possible Dilution       Our ability to acquire another business may depend on issuing
In Acquisition          shares of our stock.  The issuance of stock could dilute the percentage ownership that the current stockholders have
                        in our company. We are authorized to issue 20,000,000
                        shares of Common Stock. A total of 11,286,756 shares are
                        currently issued and outstanding and an additional
                        1,185,000 shares have been reserved for issuance in
                        connection with the exercise of options and warrants
                        that are currently outstanding. Therefore, 7,528,244
                        shares of Common Stock are available to be issued
                        without stockholder approval in the future. If these
                        shares are issued to acquire businesses, raise money for
                        our company or for any other reason, the current
                        stockholders would own a much smaller percentage of our
                        company's stock.

Effect of Debt          Our ability to acquire another business may depend on issuing
Used to Acquire         debt instruments, such as a promissory note. The issuance of debt
Businesses              would result in increased costs to service that obligation, which could have a material negative effect on our profitability.
                        If we did not have adequate resources to service the debt, we could default in our obligations.  See "Management's Discussion and
                        Analysis of Financial Condition and Results of Operations."




Volatile Stock          The market price for our stock has been highly volatile.  Factors
Price                   such as our operating results and other announcements by us have had a significant impact on our stock price, and these factors may continue to have such an effect in the future.  See "Market for
                        Common Equity and Related Stockholder Matters."

Effect of OTC           Our stock is currently quoted on the Nasdaq OTC Bulletin Board,
Bulletin Board          which was established for securities that do not meet Nasdaq
Quotation               SmallCap Market listing requirements. Lower market prices and larger spreads in bid and asked quotes are typical of securities quoted on the OTC Bulletin Board.  See "Market for Common
                        Equity and Related Stockholder Matters."

Penny Stock             The SEC's regulations define a "penny stock" to be any equity
Regulations             security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. The penny stock regulations will not apply to our stock so long as it is quoted on the OTC Bulletin Board, and we provide certain information on a current and continuing basis or meet required minimum net tangible assets or average revenue criteria. We cannot assure you that our shares will continue to qualify for exemption from these restrictions. If our stock were subject to the penny stock rules, the market liquidity for our stock could be adversely affected.

No Dividends            We do not pay dividends on our stock and it is  not likely that we will pay dividends in the foreseeable future.  We have not paid any dividends in the past.  See "Market for Common Equity and
                        Related Stockholder Matters."

Shares Eligible         As of September 23, 1998, we had 11,286,756 shares of Common
for Future Sales        Stock outstanding.  Of this amount, 4,025,506 shares are
                        "restricted securities" as the Securities and Exchange
                        Commission has defined that term under Rule 144, and all
                        of those shares are being registered in this offering.
                        It is likely that market sales of large numbers of
                        shares under this offering will depress the price of our
                        stock. However, we cannot predict the exact effect such
                        sales will have on the prevailing market price of our
                        shares. A depressed price for our stock could impair our
                        ability to raise capital through the sale of stock in
                        the future.

Possible Negative       We are authorized to issue 10,000,000 shares of Preferred Stock
Effect of Preferred     on terms that can be set by the Board of Directors without
Stock Issuances         stockholder approval. Since the terms of Preferred Stock could provide priority for the payment of dividends, special voting rights or preferences if our company is liquidated, the
                        issuance of any Preferred Stock in the future could have
                        a negative effect the rights of holders of Common Stock.
                        In addition, the issuance of Preferred Stock could make
                        any takeover of the

                        company by another party more difficult or discourage them from even trying to do so. It could also make it harder for present management to be removed. We have no current plans to issue Preferred Stock.



                                 USE OF PROCEEDS

        The stockholders selling their shares will receive the proceeds from any sales, not our company. However, some stockholders may exercise options which they already have, and if they do, our company could receive up to $738,750, which it will use for general working capital purposes. See "Selling Stockholders."


            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

        Our stock is quoted on the Nasdaq OTC Bulletin Board under the symbol "NUMX." The closing bid price on November 12, 1998 was $0.625. This table shows the closing high and low bid and ask quotes as reported by the National Quotation Bureau, Inc. for each quarter of our last two fiscal years and the first two quarters of the current fiscal year. These quotes are for dealer transactions and do not include retail markup, markdown or commissions. They do not represent actual sale prices.


Fiscal Year Ended                             Closing Bid/Ask Quotes
                                             High              Low
March 31, 1997                               Bid      Ask       Bid     Ask
--------------                               ---      ---       ---     ---
Quarter Ended June 30, 1996                 $.625    $.938   $.438    $.688
Quarter Ended September 30, 1996             .625     .938    .375     .562
Quarter Ended December 31, 1996              .50      .75     .375     .625
Quarter Ended March 31, 1997                 .594     .688    .375     .625

March 31, 1998

Quarter Ended June 30, 1997                  .469     .625    .375     .50
Quarter Ended September 30, 1997             .50      .594    .312     .438
Quarter Ended December 31, 1997             1.469    1.531    .375     .46
Quarter Ended March 31, 1998                3.625    3.875   1.062    1.312

March 31, 1999

Quarter Ended June 30, 1998                 1.25      .75    1.375    1.00
Quarter Ended September 30, 1998            1.00     1.00     .625     .625


        On September 23, 1998, there were about 416 holders of record of our common stock. This number does not include about 1000 stockholders holding stock in "street name" accounts.

        We do not pay dividends on our stock and it is not likely that we will pay dividends in the foreseeable future. We have not paid any dividends in the past.


                              SELLING STOCKHOLDERS

        This table shows the names of the selling stockholders, how many shares they own, the maximum number of shares they plan to sell in this offering, how many shares they will own if they sell all the shares they own, and the percentage of the total number of shares they will own before and after their sales. With the exception of one person, all the shares held by the selling stockholders are being registered. Therefore, with that one exception, if the selling stockholders sell all the shares registered in this offering, they will own none.

                                          Shares Beneficially                                       Shares Beneficially
                                                 Owned                                                     Owned
                                           Prior to Offering            Number of Shares               After Offering
                                      --------------------------          to be Sold                --------------------
                                      Number(1)          Percent          in Offering               Number       Percent
                                      ---------          -------          -----------               ------       -------
Gerald A. Bagg                        150,000(2)           1.3%            150,000(2)                  0            --

Dafna Breines                         324,361              2.9%            324,361                     0            --

David Breines                         343,888              3.0%             43,888               300,000           2.7%

Costa Oro Realty, Inc.
  Defined Benefit Plan                 42,015(3)             *              42,015(3)                  0            --

Bruce Falborn                           8,381(5)             *               8,381(5)                  0            --

Adira Hulkower                        193,865              1.7%            193,865                     0            --

Judah Hulkower                        100,000                *             100,000                     0            --

Regina and Benjamin
  Hulkower                            250,000(4)           2.2%            250,000(4)                  0            --

Ira Koplin                              8,403(5)             *               8,403(5)                  0            --

Esther Kozienicki                     665,760              5.9%            665,760                     0            --

Malka Livne                           327,289              2.9%            327,289                     0             *

Ron Livne                             134,889              1.2%            134,889                     0             *

Manatt, Phelps
  & Phillips                          140,000              1.2%            140,000                     0            --

Leonard Marmor                          8,381(5)             *               8,381(5)                  0            --

Frank M. Naft                          84,326(6)             *              84,326(6)                  0            --

Randy Naft                              8,381(5)             *               8,381(5)                  0            --

Bram Roos                              42,048(3)             *              42,048(3)                  0            --

Isaac S. Salzberg and
  Susan S. Salzberg                   246,500(7)           2.2%            246,500(7)                  0            --

Jack I. Salzberg and
  Anna S. Salzberg                  2,247,831(8)          18.5%          2,247,831(8)                  0            --

Stonepine Holdings,
  Limited                             100,000(9)             *             100,000(9)                  0            --

Tony Tanashian                         84,188(6)             *              84,188(6)                  0            --

All executive officers
  and directors as a group
  (4 persons)                       2,744,331             22.2%          2,744,331                     0            --


 *      Less than 1%

(1) Percentage of ownership for each holder is based on 11,116,756 shares of common stock and 170,000 shares of preferred stock (convertible into 170,000 shares of common stock) outstanding on September 23, 1998, together with applicable options and warrants for each stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes shares over which the holder has voting or investment power, subject to community property laws. Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed to be beneficially owned by the person holding the options or warrants for computing such person's percentage, but are not treated as outstanding for computing the percentage of any other person.

(2) Includes options to purchase 150,000 shares of common stock at a current exercise price of $1.00 per share.

(3) Includes warrants to purchase 12,500 shares of common stock at a current exercise price of $0.75 per share.

(4) Includes 100,000 shares held by Regina Hulkower as custodian for Shoshana Hulkower under the Uniform Gift to Minors Act. Also includes 150,000 shares held by Benjamin and Regina Hulkower as trustees of the Jack and Anna Salzberg 1989 Grandchildrens Trust for the benefit of Adam Salzberg (50,000 shares), Matthew Salzberg (50,000 shares), and Jacob Salzberg (50,000 shares).

(5) Includes warrants to purchase 2,500 shares of common stock at a current exercise price of $0.75 per share.

(6) Includes warrants to purchase 25,000 shares of common stock at a current exercise price of $0.75 per share.

(7) Includes 40,500 shares held as custodian under the Uniform Gift to Minors Act for the benefit of Jacob Salzberg, 60,500 shares held as custodian under the Uniform Gift to Minors Act for the benefit of Adam
        D. Salzberg, and 60,500 shares held as custodian under the Uniform Gift to Minors Act for the benefit of Matthew A. Salzberg; and 85,000 shares held as trustees of the Isaac S. Salzberg and Susan S. Salzberg Living Trust.

(8) Includes options issued to Jack I. Salzberg to purchase 850,000 shares of common stock at an exercise price of $0.50 per share and 1,397,831 shares held as trustees of the Jack I. Salzberg and Anna S. Salzberg Family Trust.

(9) Includes options to purchase 100,000 shares of common stock at a current exercise price of $1.00 per share. Mr. Fabregas, a director of our company, is the director, president and principal shareholder of Stonepine Holdings, Limited.


                              PLAN OF DISTRIBUTION

        The selling stockholders will be selling their stock over time through dealers on the Nasdaq Bulletin Board at quoted prices or directly to buyers at negotiated prices, or both.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATION

        The following discussion contains forward-looking statements within the meaning of Federal securities laws. Such statements can be identified by the use of such words as "may," "will," "expect," "anticipate," "estimate" or other similar words. Forward-looking statements discuss future expectations, contain projections of results of operations or financial condition or state other forward-looking information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Prospectus. Management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions. However, there are certain factors, such as our ability to acquire other businesses, obtain financing for such acquisitions or for general corporate needs, market and general economic conditions, that might cause a difference between actual results and those forward-looking statements. This discussion should be read in conjunction with our consolidated financial statements and the notes included in this Prospectus beginning on page F-1. This statement applies to all forward-looking statements that appear anywhere in this Prospectus.

Results of Operations

Three Months Ended June 30, 1998 Compared to Three Months Ended June 30, 1997

        Net sales for the three months ended June 30, 1998 were $2,000, compared to $30,000 for the same period in 1997. The decrease in sales is because sales of our product, Therapy Plus, have ended.

        Selling, general and administrative expenses for the three months ended June 30, 1998 were $71,000, compared to $55,000 for the same period in 1997. This increase was largely because of increases in legal fees and fees paid to outside consultants, as well as a decrease in sublease rental income that offset part of our rent expense.

        Interest expense for the three months ended June 30, 1998 was $5,500, compared to $44,800 for the same period in 1997. This decrease is because of the conversion into shares of common stock of loans previously made to us by certain individuals.

        Fiscal Year Ended March 31, 1998 Compared to Fiscal Year Ended March 31, 1997

        Net sales for fiscal 1998 were $176,000, or 41% less than net sales of $296,00 in fiscal 1997.

        Cost of sales as a percentage of net sales decreased from 52% in fiscal 1997 to 47% in fiscal 1998. This reflects a decrease in cost of production because of a more efficient tooling used in the manufacture of Therapy Plus.

        Selling, general and administrative expenses for fiscal 1998 were $654,000, compared to $653,000 for fiscal 1997. However, for fiscal 1998, this amount includes $362,000 in legal expenses relating to an acquisition which did not close. Not including such expense results in selling, general and administrative expenses for fiscal 1998 in the amount of $292,000, a 55% decrease compared to fiscal 1997. This decrease is the result of continued cost-savings measures which we have undertaken.

        As a result of the conversion of debt to equity by certain individuals, our interests expense decreased by 37% in fiscal 1998 compared to fiscal 1997.

        Other income in fiscal 1998 in the amount of $357,000 reflects the reversal of the prior year's accrual on royalty payments. Other expense in fiscal 1998 in the amount of $300,000 reflects compensation for Jack Salzberg.

Fiscal Year Ended June 30, 1997 Compared to Fiscal Year Ended June 30, 1996

        Net sales for fiscal 1997 were $296,000, compared to $1,023,000 in fiscal 1996. The amount for fiscal 1996 includes four months' operations of ViaStar Marketing, Inc. (ViaStar) in the amount of $601,000. In comparing the net difference of $422,000 for fiscal 1996 with fiscal 1997, the 30% decrease in net sales reflects a significant decrease in wholesale sales in the amount of $150,000, partially offset by a small increase in direct infomercial sales to consumers in the amount of $24,000.

        Cost of sales as a percentage of net sales increased from 45% in fiscal 1996 to 52% in fiscal 1997. The increase was mainly due to write-offs of slow-moving inventories. ViaStar's portion for fiscal 1996 was $365,000.

        Selling, general and administrative expenses for fiscal 1997 were $653,000, compared to $864,000 in fiscal 1996. Of this amount, $422,000 was allocated to ViaStar for fiscal 1996. Expenses in fiscal 1997 consisted of 20% video production costs, 19% royalty payment requirements and 61% regular operating expenses. The 52% overall increase in these expenses was mainly due to the costs of new video production and royalty expenses. Regular operating expenses of $398,000 for fiscal 1997 reflect a 10% decrease over operating expenses of $442,000 for fiscal 1996, because of cost-cutting measures.

        In August 1992, we signed a consent order with the Federal Trade Commission which prohibited us from making or using certain claims or endorsements in connection with our advertising of Therapy Plus. After a three-year clinical study, the U.S. Food and Drug Administration gave us permission to market Therapy Plus using only a limited number of the original claims and endorsements.

        In 1996, we produced new revised infomercials using the limited claims and endorsements allowed by the FDA. However, the infomercial tested below expectations and we discontinued media testing. This in turn took away our sales momentum.

        Ultimately, the FDA approval became moot for the following reasons:

        -       Momentum had been lost

        - The cost of media airtime during the interim had gone up dramatically, which resulted in our abandoning the testing of new infomercials in November and December 1996.

        The license agreement between us and the German inventor of Therapy Plus contains a provision that if our operations are halted by any government agency, the minimum license fee of $125,000 does not have to be paid. Management believes that the $125,000 minimum license fee does not have to be paid because it is an outcome of the same government agency action causing us to abandon our marketing program. Management believes that the liabilities related to actual sales should be the only ones recognized, in the amount of $115,000.

        Net loss from operations in fiscal 1997 was $512,000, compared to $399,000 for fiscal 1996. For fiscal 1996, our loss was $213,000 and ViaStar's loss was $186,000.

        Net interest expense in fiscal 1997 was $204,000, compared to $183,000 for fiscal 1996. For fiscal 1996, our interest expense was $2,000 and ViaStar's was $181,000. The increase in our interest expense in fiscal 1997 is because of our increased borrowings to fund operations.

        Other income in fiscal 1997 was $41,000, compared to $219,000 in fiscal 1996. The amount for fiscal 1997 reflects a $30,000 refund for product liability insurance and cost recoveries, and $11,000 for reversal of accrued expenses.

Liquidity and Capital Resources


        Cash used in the three month period ended June 30, 1998 was $91,000. This was offset by a net increase in debt incurred of $137,000, resulting in an increase of $46,000 in our cash position.

        Net cash used for operating activities in fiscal 1998 was $562,000. We funded this amount from borrowings we made from various private lenders, including Jack Salzberg and certain of his relatives.

        During 1997, Jack Salzberg converted $143,916 of debt owed to him, plus accrued interest, into shares of common stock, at $.50 per share. An additional $1,708,000 of debt owed to various relatives of Mr. Salzberg was also converted into common stock at the same conversion rate.

        On May 29, 1988, Jack Salzberg converted accrued compensation of $300,000 into 240,000 shares of common stock at $1.25 per share. The bid price of our stock at the time of the conversion was $.875 per share. Legal fees of $172,000 and $280,000 of loans from three relatives of Mr. Salzberg were also converted into shares of common stock at $1.25 per share.

        After the end of fiscal 1998, we reached a settlement of our litigation with former employees of ViaStar. This resulted in an extraordinary gain in the amount of $337,500.

        Because of the current low sales volume, we plan to continue to rely on outside financing sources to meet cash requirements of our operations. In recent years, our working capital has come from Jack Salzberg and some of his relatives. They have provided loans or have guaranteed some of our obligations. In the last four years, Mr. Salzberg has provided or arranged for over $3,000,000 in working capital. The majority of this amount was converted into shares of common stock. Because our operating expenses are now significantly lower than before, Mr. Salzberg has informed the Board of Directors that he will continue to provide funds for working capital needs until an acquisition is completed or another financing has been conducted.

Current Plans

        While we will still explore marketing Therapy Plus, the main emphasis of management will be to acquire profitable businesses. We have $6,900,000 in federal tax loss carry forward and $1,600,000 tax loss for California. Under certain circumstances, these tax losses can be offset against profitable business operations.

        Management has been looking at profitable businesses with between $10,000,000 and $30,000,000 in annual sales. To assist us in finding acquisition candidates, we have hired a medium sized investment banking firm which specializes in private placements of securities with institutional investors. We are in discussion with several potential acquisition candidates, but we have not reached an agreement with any of them. We cannot make any prediction about the likelihood of completing any such acquisition.

Inflation and Changing Prices

        We do not foresee any adverse effects on our earnings as a result of inflation or changing prices.

Year 2000 Issues

        We have not completed our review of Year 2000 compliance at this time.


                                    BUSINESS

        Numex Corporation was incorporated in Delaware on August 1, 1980. Since January 1991, our main business had been to manufacture through subcontractors and distribute a product called Therapy Plus, a patented, non-electric, hand-held massaging device for relieving arthritis pain. The product is a series of starwheels mounted on a shaft that a person rolls briskly over sore body parts for a massage-like effect.

        In order to obtain a license to manufacture the product, we paid the patent owner a one-time fee of $120,000 in June 1992 and agreed to pay royalties at a rate ranging from $.65 to $1.20 per unit, depending upon how we distributed the product. We treated the fee as an intangible asset on our balance sheet and wrote off the remaining value of the fee and related expenses in March 1997.

        We believe that we do not have to pay royalties because the U.S. government interfered with our marketing of the product. We also believe that we have no liability of any kind under the license agreement. We base this conclusion on our interpretation of the agreement's language, the passing of time to file suit against us over the agreement, and the fact that the inventor has moved to Cyprus and has not communicated with our company since February 1998. Accordingly, in March 1998 we adjusted the prior year's accrual on royalty estimates to the licensor. See "Management's Discussion Analysis of Financial Condition and Results of Operations" and "Changes in and Disagreements with Accountants on Accounting and Financial Disclosure."

        From January 1991, when we obtained the license to sell the product, until August 1992, we engaged in a major marketing campaign, selling the product through an infomercial on television. An infomercial is a paid commercial program broadcast on television in order to sell particular products. The Federal Trade Commission forced our company to stop airing the infomercial in 1992. The FTC claimed that, among other things, the infomercial contained claims about the product that were not backed with sufficient scientific evidence. In response, we sponsored a clinical study of the product by an independent hospital. In February 1996, the FTC told us that the product could be marketed for "temporary relief of minor muscular pain associated with arthritis."

        We produced a new infomercial between late July and November 1996 and began media tests using the newly accepted claims regarding arthritis pain. However, this new marketing strategy failed because of high costs of producing the infomercial. From October 1997 through February 1998 we worked with QVC, Inc., a cable shopping network, to promote the product. While sales were high enough, many of the products that had been sold were returned, and we decided to stop selling the product through QVC. We also marketed the product through wholesale and export distributors. International sales through export distributors accounted for most of the sales of the product.

        Sales of our only product, Therapy Plus, have been falling for some time. There have been no sales of Therapy Plus since June 1998. We do not expect to have any significant new sales of Therapy Plus. We do not have any other products under development and we do not have plans to develop any new products. Therefore, our future business plan depends on beginning new activities. Among the things we are most actively considering is acquiring other businesses. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        In June 1994 we acquired ViaStar. Viastar marketed celebrity owned or endorsed products. ViaStar was not profitable and used up the capital provided by our company. ViaStar made an assignment for benefit of creditors in July 1995 and was dissolved on March 28, 1997.

        Our company moved into its current offices on February 1, 1995, under a three-year lease which expired on January 31, 1998. The monthly rental was $5,732 plus taxes, insurance and other maintenance costs. We extended the lease for one year, and the new rent is $6,335 a month, plus taxes, insurance and maintenance costs. We also subleased part of the space for $2,250 per month from July 1997 through January 1998, and for $4,900 a month since then, leaving us with a net cost of the space of $1,455 per month. The facility measures 12,460 square feet.

                                   MANAGEMENT

             This table lists our directors and executive officers.

        Name                        Age     Current Position with Company
        ----                        ---     -----------------------------
        Gerald A. Bagg              46      Director
        J. Robert Fabregas          53      Director
        Isaac S. Salzberg           46      Vice President, Secretary and Director
        Jack I. Salzberg            75      Chairman of the Board, President, and Chief
                                            Executive Officer

        The business experience of the individuals named above for at least the past five years is described below. Other than what is described here, none of these people is related to any of the others in any way. None of them has been involved in significant legal proceedings.

        GERALD A. BAGG was President, Chief Operating Officer, and a director of our company from March 20, 1992 and as Chief Executive Officer from December 30, 1992. In February 1996, Mr. Bagg resigned as President and CEO but remains a director. He is Senior Vice President of Account Management and Marketing with Williams Worldwide, a major television media buying firm. From at least 1988, Mr. Bagg served as President of Brentwood Marketing, a marketing and strategic planning firm located in Los Angeles, California. Brentwood Marketing has launched numerous entrepreneurial consumer products, including Epilady.

        J. ROBERT FABREGAS has been a director of our company since March 11, 1998. From June, 1988 to the present, Mr. Fabregas has been the President of Stonepine Holdings, Limited, a California corporation, an investment banking firm. He has 25 years experience in corporate finance and commercial lending with major domestic and foreign banks, one of the largest U.S. savings and loans, a Fortune 500 manufacturing company, and privately held investment banking firms. He has been a Member of Management in the Los Angeles office of Credit Suisse, a major Swiss financial institution.

        ISAAC S. SALZBERG has been a director of our company since March, 1989. He had been President and Chief Executive Officer of our company from March, 1989 to March, 1992. He has been a director of First Charter Bank since 1988 and an officer since 1989. Mr. Salzberg left the bank and all positions in October 1996. Mr. Salzberg is an investment broker with Prudential Securities. Mr. Salzberg is the son of Jack I. Salzberg, the Chairman of the Board, Chief Executive Officer and President of our company.

        JACK I. SALZBERG has been Chairman of the Board since January, 1985, Chief Executive Officer of our company since March, 1992 and has been President since February 1996. He had been Chairman of the Board from 1983 and Chief Executive Officer from June, 1989 of First Charter Bank, N.A., a national bank which operates two branch offices in the Los Angeles area, and of which he was also a major stockholder. Mr. Salzberg retired from all positions with First Charter Bank and sold or gave away all his stock in the bank in September 1995. Mr. Salzberg is the father of Isaac S. Salzberg, a director of our company.


                             EXECUTIVE COMPENSATION

        This table shows all of the compensation given to the Chief Executive Officer and all other officers who were paid more than $100,000 during the fiscal years ended March 31, 1998, 1997 and 1996.


                           SUMMARY COMPENSATION TABLE

                                                          Long Term Compensation Awards

                                                          Restricted Securities Underlying
Name and Principal Position         Year    Salary                   Stock Award(s)
---------------------------         ----    ------                   --------------
Jack I. Salzberg                    1998   $300,000 (1)                 850,000
Chairman of the Board,              1997   $0                               0
President, CEO                      1996   $0                               0

(1) Compensation awarded by the Directors to Jack I. Salzberg on December 18, 1997 because he served for six years of service without compensation. On April 30, 1998, the Board authorized the conversion of this accrued liability into common stock at $1.25 per share, which was then converted on May 1998.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

                       Number of            Percent of Total
                       Securities           Options/ SARs
                       Underlying           Granted to           Exercise
                       Options/SARs         Employees            Price         Expiration
Name                   Granted (#)          in Fiscal Year       ($/sh)        Date
----                   -----------          --------------       ------        ----
Jack I. Salzberg       850,000 (2)          100%                 $.50          none


(2) Option granted by the Board of Directors on November 21, 1997 to Jack I. Salzberg.

Arrangements with Directors

        J. Robert Fabregas was appointed to the Board of Directors on March 11, 1998. During the fiscal year 1998, he received a total of $34,500 as compensation through his company, Stonepine Holdings, Limited. Mr. Fabregas' company provided services to our company unrelated to his services and duties as a director of our company. See "Certain Relationships and Related Transactions."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In July and December 1997, our Board of Directors decided to eliminate most of our company's debt. In connection with that decision, the following individuals who had loaned money to us agreed to convert this debt into shares of our common stock.

Jack I. Salzberg

        Jack I. Salzberg converted all of the debt he was owed, plus accrued interest, in the amount of $143,916 into 287,831 shares of common stock at $.50 per share. Last year, he converted his 2 1/2 year note for $300,000 into 300,000 shares of common stock at $1.00 per share. See "Selling Stockholders."

Esther Kozienicki

        Esther Kozienicki is the sister of Jack I. Salzberg. At March 31, 1997, we owed her $566,000. In addition, we issued new demand notes payable for operating cash received in an aggregate amount of $227,000 during fiscal 1998. She converted $779,880 of this amount and accrued interest through December 1997 into 1,559,760 shares of common stock at $.50 per share. Ms. Kozienicki has provided our company with operating cash funds since 1993. On May 29, 1998, Ms. Kozienicki converted $160,000 of the debt she was owed into 128,000 shares of common stock at $1.25 per share. See "Selling Stockholders."

Malka Livne

        Malka Livne is the sister in law of Jack I. Salzberg. We issued demand notes payable to her in an aggregate amount of $149,000 for operating cash received during fiscal 1998. At March 31, 1997 we owed her $350,000. During the year, she converted $463,995 of this amount and accrued interest through December 1997 into 927,990 shares of common stock at $.50 per share. Ms. Livne has provided our company with operating cash funds since 1994. See "Selling Stockholders".

        In September 1998, we granted to Stonepine Holdings, Limited options to purchase 100,000 shares of Common Stock at an exercise price of $1.00 per share. Mr. Fabregas, a director of our company, and is the principal shareholder, director and president of Stonepine Holdings, Limited. See "Selling Stockholders".


                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

This table provides information about the stock ownership of our company on September 30, 1998. It shows the holdings of each director, each person we know to hold more than 5% of our stock, and all of our directors and officers as a group.

                                Amount and Nature
                                       of
                              Beneficial Ownership

Name of Beneficial                                                           Number of          Percent of
Owner                        Title                                           Shares             Class
-----                        -----                                           ------             -----
Gerald A. Bagg               Director                                        150,000 (1)              1.3%
J. Robert Fabregas           Director                                        100,000 (2)              0.9%
Isaac S. Salzberg            Secretary and Director                          246,500 (3)              2.2%
Jack I. Salzberg             Chairman of the Board & President             2,247,831 (4)             18.5%
Esther Kozienicki (5)                                                            665,760              5.9%
All Directors and Officers as a group (four persons)                           2,744,331             22.2%


(1) Includes options to purchase 150,000 shares of Common Stock at a current exercise price of $1.00 per share.

(2) Consists of options to purchase 100,000 shares of Common Stock at a current exercise price of $1.00 per share held by Stonepine Holdings, Limited. Mr. Fabregas is the principal shareholder, director and president of Stonepine Holdings, Limited.

(3) Includes 40,500 shares held as custodian under the Uniform Gift to Minors Act for the benefit of Jacob Salzberg, 60,500 shares held as custodian under the Uniform Gift to Minors Act for the benefit of Adam
        D. Salzberg, and 60,500 shares held as custodian under the Uniform Gift to Minors Act for the benefit of Matthew A. Salzberg; and 85,000 shares held as trustees of the Isaac S. Salzberg and Susan S. Salzberg Living Trust.

(4) Includes options issued to Jack I. Salzberg to purchase 850,000 shares of Common Stock at an exercise price of $0.50 per share and 1,397,831 shares held as trustees of the Jack I. Salzberg and Anna S. Salzberg Family Trust.

(5)     Ms. Kozienicki is the sister of Jack I. Salzberg and the aunt of Isaac
        S. Salzberg. Messrs. Salzberg disclaim beneficial ownership of any of the shares owned by Ms. Kozienicki.


                                LEGAL PROCEEDINGS

        On February 11, 1998, our company filed a Complaint and Motion for Temporary Injunction and Request against William Lovell, Robert Circosta, George Simone and Ben White in the Fifteenth Judicial Circuit, covering Palm Beach, Florida. The case number of the suit is 98-001276-AD. The suit relates to our acquisition of ViaStar, when we agreed to issue to the defendants 500,000 shares of our restricted common stock. The parties have signed a settlement agreement and filed it with the court. The defendants will return 300,000 shares of our common stock to us, and they will keep 200,000 shares of our common stock without restriction.

                        CHANGES IN AND DISAGREEMENTS WITH
               ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        Singer, Lewak, Greenbaum & Goldstein, LLP resigned as independent public accountants for our company on April 30, 1998. Because we wanted to eliminate the royalty accrued on our company's financial statements on the grounds that we were not legally or contractually obligated to pay it, the Singer, Lewak firm asked us when they were deciding whether to renew their engagement as our auditors for the new fiscal year, to provide either a verification of our potential liability under the Therapy Plus license agreement or a legal opinion on the subject. We decided, for reasons unrelated to the audit, not to get a verification, but we did try to obtain a legal opinion. Our lawyers, the accountants and we were discussing the language of the opinion, but had not completed the discussions when the accountants resigned. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        The report of these accountants on our financial statements for the fiscal years ended March 31, 1995, 1996 and 1997 did not contain an adverse opinion, disclaimer of opinion, or any qualification or modification as to audit, scope, accounting principles, or uncertainty. It did, however, include an explanatory paragraph relating to going concern considerations for those three years. There were not any disagreements in the past two years that would have caused the accountants to refer to the disagreements in their reports if the issues were not resolved to the accountants' satisfaction.

        Singer, Lewak, Greenbaum & Goldstein LLP did not audit or review our financial statements for any period after the fiscal year ended March 31, 1997.

        On May 18, 1998, our board of directors named Stonefield Josephson, Inc., as our new independent public accountants.


              DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                          OF SECURITIES ACT LIABILITIES

        Our certificate of incorporation allows us to indemnify our officers and directors to the maximum extent allowed under Delaware law. The SEC takes the position that any indemnification for securities law violations is against public policy and is unenforceable.


                                  LEGAL MATTERS

        The law firm of Richman, Lawrence, Mann, Chizever & Phillips, of Beverly Hills, California, will determine the validity of the securities offered by this prospectus.

                                     EXPERTS

        The financial statements in this prospectus are incorporated from our Annual Report on Form 10-KSB in reliance on the report of Stonefield, Josephson, Inc., independent certified public accountants, who are experts in auditing and accounting.

                        NUMEX CORPORATION AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                            YEAR ENDED MARCH 31, 1998







                                    CONTENTS

                                                             Page
                                                             ----
INDEPENDENT AUDITORS' REPORT                                  F-2

FINANCIAL STATEMENTS:
  Consolidated Balance Sheet                                  F-3
  Consolidated Statement of Operations                        F-4
  Consolidated Statement of Stockholders' Deficiency          F-5
  Consolidated Statement of Cash Flows                        F-6
  Notes to Consolidated Financial Statements                  F-7

                    [STONEFIELD JOSEPHSON, INC. LETTERHEAD]


                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Numex Corporation
Santa Fe Springs, California


We have audited the accompanying consolidated balance sheet of Numex Corporation and subsidiary as of March 31, 1998 and the related consolidated statements of operations, stockholders' deficiency, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Numex Corporation and subsidiary as of March 31, 1998, and the consolidated results of their operations and their consolidated cash flows for the year ended March 31, 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses from operations, has negative cash flows from operations, and has a net capital deficiency. These factors, among others as discussed in Note 1 to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ STONEFIELD JOSEPHSON, INC.

CERTIFIED PUBLIC ACCOUNTANTS

Santa Monica, California
May 29, 1998

                        NUMEX CORPORATION AND SUBSIDIARY

                           CONSOLIDATED BALANCE SHEET



                                         ASSETS                             June 30,               March 31,
                                                                              1998                  1998
                                                                          ------------           ------------
                                                                          (unaudited)
CURRENT ASSETS:
  Cash                                                                    $     73,262           $     27,218
  Inventory                                                                      7,149                 10,230
  Prepaid expenses                                                                 496                     --
                                                                          ------------           ------------
          Total current assets                                                  80,907                 37,448
PROPERTY AND EQUIPMENT, net of
  accumulated depreciation and amortization                                     15,765                 17,046

DEPOSITS                                                                         7,158                  7,158
                                                                          ------------           ------------

                                                                          $    103,830           $     61,652
                                                                          ============           ============

                        LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
  Accounts payable and accrued expenses                                   $     57,911           $     77,210
  Notes payable                                                                180,789                     --
  Current maturities of notes payable, others                                       --                 45,039
  Current maturities of notes payable, related parties                              --                 58,750
                                                                          ------------           ------------

          Total current liabilities                                            238,700                180,999
                                                                          ------------           ------------

LOAN PAYABLE, other                                                                 --                171,930
                                                                          ------------           ------------

LOAN PAYABLE, officer-stockholder                                                   --                300,000
                                                                          ------------           ------------

NOTES PAYABLE, RELATED PARTIES, less current maturities                             --                246,250
                                                                          ------------           ------------

STOCKHOLDERS' DEFICIENCY:
  Preferred stock; $1.00 par value, 10,000,000 shares
    authorized, 170,000 shares issued and outstanding                          170,000                170,000
  Common stock; $.10 par value, 20,000,000 shares
    authorized, 11,189,219 issued and 10,564,219
    shares outstanding                                                       1,118,922              1,118,922
  Treasury stock, at cost, 625,000 shares                                           --               (705,824)
  Additional paid-in capital                                                10,043,222              9,970,866
  Deficiency                                                               (11,467,014)           (11,391,491)
                                                                          ------------           ------------

          Total stockholders' deficiency                                      (134,870)              (837,527)
                                                                          ------------           ------------

                                                                          $    103,830           $     61,652
                                                                          ============           ============



See accompanying independent auditors' report and notes to consolidated financial statements.

                        NUMEX CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF OPERATIONS


                                                        Three months          Three months
                                                           ended                  ended                Year ended
                                                       June 30, 1998          June 30, 1997          March 31, 1998
                                                       -------------          -------------          --------------
                                                        (unaudited)             (unaudited)
NET SALES                                               $      2,084           $     30,414           $    176,513

COST OF SALES                                                    626                 12,450                 83,605
                                                        ------------           ------------           ------------

GROSS PROFIT                                                   1,458                 17,964                 92,908

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                  71,505                 55,269                653,734
                                                        ------------           ------------           ------------

LOSS FROM OPERATIONS                                         (70,047)               (37,305)              (560,826)
                                                        ------------           ------------           ------------

OTHER INCOME (EXPENSE):
  Officer-stockholder compensation                                --                     --               (300,000)
  Interest expense, net                                       (5,476)               (44,760)              (128,572)
  Other income                                                    --                     --                     --
  Adjustment of the prior years accruals on
    royalty estimates                                             --                     --                356,600
  Loss on intangible assets in excess of net
    present value                                                 --                     --                     --
                                                        ------------           ------------           ------------

          Total other expense                                 (5,476)               (44,760)               (71,972)
                                                        ------------           ------------           ------------

LOSS BEFORE PROVISION FOR INCOME TAXES                       (75,523)               (82,065)              (632,798)

PROVISION FOR INCOME TAXES                                        --                     --                    800
                                                        ------------           ------------           ------------

NET LOSS                                                $    (75,523)          $    (82,065)          $   (633,598)
                                                        ============           ============           ============

NET LOSS PER SHARE                                              (.01)                  (.01)                  (.08)
                                                        ============           ============           ============

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING USED TO CALCULATE LOSS PER SHARE            10,783,999              5,967,750              7,601,295
                                                        ============           ============           ============



See accompanying independent auditors' report and notes to consolidated financial statements.

                        NUMEX CORPORATION AND SUBSIDIARY
               CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIENCY
                        FOR THE YEAR ENDED MARCH 31, 1998


                                              Preferred stock               Common stock            Treasury stock at cost
                                            -------------------        ----------------------       ----------------------
                                            Shares       Amount        Shares           Amount       Shares        Amount
                                            ------       ------        ------           ------       ------        ------
Balance at March 31, 1997                  170,000      $170,000      6,592,750        $659,275      625,000     ($705,824)

Common stock issued
  for conversion of debt                                              4,596,469         459,647

Net loss
                                           -------      --------     ----------      ----------     --------     ----------

Balance at March 31, 1998                  170,000       170,000     11,189,219       1,118,922      625,000      (705,824)

Treasury stock issued for
  conversion of debt and
   services rendered                                                                                (625,000)      705,824

Net loss for the three months
 ended June 30, 1998 (unaudited)
                                           -------      --------     ----------      ----------     --------     ----------
                                           170,000      $170,000     11,189,219      $1,118,922           --             --
                                           =======      ========     ==========      ==========     ========     ==========


                                          Unearned portion
                                            of restricted       Additional paid in    Accumulated
                                             stock issued             capital           deficit          Total
                                             ------------             -------           -------          -----
Balance at March 31, 1997                        --                  $8,132,280      ($10,757,893)    ($2,502,162)

Common stock issued
  for conversion of debt                                              1,838,586                         2,298,233

Net loss                                                                                 (633,598)       (633,598)
                                          ---------             ---------------      -------------    -----------

Balance at March 31, 1998                        --                   9,970,866       (11,391,491)       (837,527)

Treasury stock issued for
  conversion of debt and
   services rendered                                                     72,356                           778,180

Net loss for the three months                                                             (75,523)        (75,523)
 ended June 30, 1998 (unaudited)
                                          ---------             ---------------      -------------    -----------
                                                 --                 $10,043,222      ($11,467,014)      ($134,870)
                                          =========             ===============      =============    ===========



See accompanying independent auditors' report and notes to consolidated financial statements.

                        NUMEX CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS


                                                                                      Three months                   Year ended
                                                                                     ended June 30,                March 31, 1998
                                                                                     --------------                --------------
                                                                                1998                1997
                                                                                ----                ----
                                                                             (unaudited)         (unaudited)
CASH FLOWS PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
  Net loss                                                                    $ (75,523)          $ (82,065)          $(633,598)

  ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
   PROVIDED BY (USED FOR) OPERATING
    ACTIVITIES:
      Depreciation and amortization                                               1,281               1,316               5,916
      Adjustment of the prior years accruals on royalty estimates                    --                  --            (356,600)
      Legal fees and interest expense accrued as loan payable, other                 --                  --             171,930
      Officer-stockholder compensation accrued as loan payable,
        officer-stockholder                                                          --                  --             300,000

  CHANGES IN ASSETS AND LIABILITIES:
    (INCREASE) DECREASE IN ASSETS:
      Accounts receivable                                                          (139)              7,964               9,058
      Inventory                                                                   3,081              (1,935)             (1,406)
      Prepaid expenses and other current assets                                    (496)             (2,427)                 --
      Restricted cash                                                                --               4,756                  --
      Deposits                                                                       --                  --               5,233

    INCREASE (DECREASE) IN LIABILITIES:
      Accounts payable and accrued expenses                                     (19,160)              3,421             (62,583)
      Customer deposits                                                              --             (28,000)                 --
                                                                              ---------           ---------           ---------

          Total adjustments                                                     (15,433)            (14,905)             71,548
                                                                              ---------           ---------           ---------

          Net cash used for operating activities                                (90,956)            (96,970)           (562,050)
                                                                              ---------           ---------           ---------

CASH FLOWS USED FOR INVESTING ACTIVITIES -
  payments to acquire property and equipment                                         --                  --              (4,051)

CASH FLOWS PROVIDED BY (USED FOR) FINANCING ACTIVITIES:
  Cash restricted                                                                    --                  --               5,775
  Proceeds from loans and notes payable, net                                    137,000              83,500             572,563
  Proceeds from issuance of preferred stock                                          --                  --                  --
  Offering costs                                                                     --                  --                  --
                                                                              ---------           ---------           ---------

          Net cash provided by financing activities                             137,000              83,500             578,338
                                                                              ---------           ---------           ---------

NET INCREASE (DECREASE) IN CASH                                                  46,044             (13,470)             12,237
CASH AND CASH EQUIVALENTS, beginning of year                                     27,218              14,981              14,981
                                                                              ---------           ---------           ---------

CASH AND CASH EQUIVALENTS, end of year                                        $  73,262           $   1,511           $  27,218
                                                                              =========           =========           =========



See Note (16) for supplemental disclosures of non-cash investing and financing activities.



See accompanying independent auditors' report and notes to consolidated financial statements.

                        NUMEX CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            YEAR ENDED MARCH 31, 1998




(1)      ORGANIZATION AND MANAGEMENT'S PLANS:

         Numex Corporation (the "Company") was incorporated in the state of Delaware in August 1980. The Company is engaged in the business of manufacturing and distributing a hand-held mechanical patterned coetaneous nerve stimulator (the "Product"), which the Company markets under the name "Therapy Plus." The Product was sold primarily through an infomercial (the "Infomercial") on television from March 1991 through August 1992. An Infomercial is a one-half hour paid commercial program broadcast on television, the primary purpose of which is to sell one or more products.

         In September 1992, the Company voluntarily discontinued the airing of the Infomercial as a result of an investigation by the United States Federal Trade Commission (the "FTC"). The FTC concluded that the Infomercial contained certain advertising claims which were not supported by reliable scientific evidence.

         In October 1992, the Company signed an agreement with the FTC consenting to refrain from making certain advertising claims concerning the Product, the signing of which did not constitute an admission of a law violation. Since the discontinuance of the airing of the Infomercial in September 1992, the Company has sold the Product primarily to distributors and has not been engaged in any television marketing campaign to sell the Product.

         In October 1993, the Company completed a controlled clinical study to serve as the basis for the Food and Drug Administration ("FDA") authorization to make certain claims relative to the efficacy of the Product in relieving pain due to arthritis and to comply with the FTC's requirements.

         In November 1993, the Company submitted a 501(k) notification to the FDA advising the agency of the Company's intention to add the word "arthritis" to its labeling claims. In February 1996, the Company received a FDA notification that the Product could be marketed as a "temporary relief of minor muscular pain associated with arthritis."

         In June 1994, a subsidiary of the Company acquired ViaStar Marketing, Inc. ("ViaStar"). ViaStar was in the business of outbound telemarketing of celebrity-owned or endorsed products. The purchase price was 1,000,000 shares of the common stock of the Company in exchange for all of the issued and outstanding shares of ViaStar. Subject to ViaStar's achieving certain earnings goals, 500,000 of the shares issued were held in escrow (the "Escrow Shares"). The value of those shares, in the amount of $562,500, was shown as a reduction of the stockholders' equity as of March 31, 1996. Insofar as ViaStar is no longer in business, the 500,000 shares held in escrow were released back to the Company, and the Company placed the shares, at cost, in Treasury stock as of March 31, 1997.

         On August 2, 1995, ViaStar filed, and was granted, a petition commencing an assignment for the benefit of creditors, pursuant to Chapter 727 of the Florida State Statutes. The book value of the assets in the amount of $399,352 was assigned to the trustee for the benefit of the creditors and was charged to earnings. As a result of the petition, the Company determined that there had been a permanent impairment in the carrying value of goodwill, and the remaining unamortized balance of $533,474 was charged to earnings for the year ended March 31, 1996. On March 28, 1997, the shareholders of ViaStar dissolved the corporation under Delaware State law.



See accompanying independent auditors' report.

                        NUMEX CORPORATION AND SUBSIDIARY

                            YEAR ENDED MARCH 31, 1998



(1)      ORGANIZATION AND MANAGEMENT'S PLANS, CONTINUED:

         The Company's consolidated financial statements have been presented on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses during 1997 after airing a new infomercial, and has a net capital deficiency as presented on the balance sheet. Also, during the fiscal years 1998 and 1997, the Company experienced insufficient cash flows from operations, and funds for operations were obtained through the issuances of notes payable and preferred stock. These factors raise substantial doubt about the Company's ability to continue as a going concern.

         The Company's continued existence is dependent upon its ability to achieve a new operating plan and its success of selling Therapy Plus through wholesale distributors. Management's plans in connection with this uncertainty are as follow:

         The Company plans to continue marketing Therapy Plus through wholesale distributors and exporters.

         Management has been aggressively pursuing several profitable businesses as acquisition candidates. In anticipation of possible acquisitions, the Company has established a relationship with a medium-size investment banking house which specializes in private placements of securities and notes with institutional investors. Included in selling, general and administrative expenses for the year ended March 31, 1998, are approximately $362,000 related to accounting, legal and financing costs associated with an acquisition target.


(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         PRINCIPLES OF CONSOLIDATION:

                  The consolidated financial statements include the accounts of the Company and its subsidiary. All intercompany accounts and transactions have been eliminated.

         CASH AND CASH EQUIVALENTS:

                  Equivalents

                  For purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

                  The carrying amounts of these assets approximate fair value due to the short maturity of the instruments.



See accompanying independent auditors' report.

                        NUMEX CORPORATION AND SUBSIDIARY

                            YEAR ENDED MARCH 31, 1998




(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

         CASH AND CASH EQUIVALENTS, CONTINUED:

                  Concentration

                  The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any such losses in such accounts.

         INVENTORIES:

                  Inventories are stated at the lower of cost or market value. Cost is determined using the first-in, first-out ("FIFO") method.

         PROPERTY AND EQUIPMENT:

                  Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to earnings as incurred, whereas, additions, renewals, and betterments are capitalized. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss is included in operations. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

         IMPAIRMENT OF LONG-LIVED ASSETS:

                  In 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

                  SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Impairment losses would be recognized if the carrying amounts of the assets exceed the fair value of the asset. The impact of such adoption resulted in the write-off of $392,398 for the purchased intangibles and the costs of obtaining a licensing agreement from the patent holder of the Product during the year ended March 31, 1997 (see Note 1).



See accompanying independent auditors' report.

                        NUMEX CORPORATION AND SUBSIDIARY

                            YEAR ENDED MARCH 31, 1998




(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

         ADVERTISING:

                  The Company expenses the cost of advertising the first time the advertising takes place, except for direct-response advertising. Direct-response advertising consists primarily of the cost to produce a television infomercial. The cost of direct-response advertising is deferred and amortized over the expected revenue stream of approximately six to twelve months.

         REVENUE RECOGNITION:

                  Sales and related cost of sales are recorded upon shipment of the Product. The Company has an unconditional money-back guarantee policy under which the full sale price is returned to retail customers if the Product is returned within 30 days from the date of sale. The Company has estimated a provision for future returns for sales to retail customers.

         STOCK OPTION PLANS:

                  The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related interpretations in accounting for the employee stock options, rather than adopt the alternative fair value accounting provided under The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

         INCOME TAXES:

                  The Company uses the liability method of accounting for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes."

                  Deferred income tax assets result from temporary differences when certain amounts are deducted for financial statement purposes and when they are deducted for income tax purposes.

         NET LOSS PER SHARE:

                  The Company has adopted Statement of Financial Accounting Standard No. 128, Earnings per Share ("SFAS No. 128"), which is effective for annual and interim financial statements issued for periods ending after December 15, 1997. SFAS No. 128 was issued to simplify the standards for calculating earnings per share ("EPS") previously in APB No. 15, Earnings Per Share. SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS. The new rules also require dual presentation of basic and diluted EPS on the face of the statement of operations. Common equivalent shares, consisting of outstanding stock options, are not included, since they are anti-dilutive. Net loss per common share is computed based on the weighted average number of common shares outstanding.




See accompanying independent auditors' report.

                        NUMEX CORPORATION AND SUBSIDIARY

                            YEAR ENDED MARCH 31, 1998



(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

         FAIR VALUE OF FINANCIAL INSTRUMENTS:

                  The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. Certain of the Company's financial instruments, including cash, accounts receivable, accounts payable, and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for debt also approximate fair value because current interest rates offered to the Company for debt of similar maturities are substantially the same.

         USE OF ESTIMATES:

                  In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         INTERIM FINANCIAL STATEMENTS (UNAUDITED):

                  The accompanying unaudited condensed financial statements for the interim periods ended June 30, 1998 and 1997 have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Regulation SB. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended June 30, 1998 are not necessarily indicative of the results that may be expected for the year ending March 31, 1999.


(3)      CASH:

         The Company had $56 of restricted cash to serve as collateral for a credit card reserve, as of March 31, 1998.


(4)      MAJOR CUSTOMERS:

         During the year ended March 31, 1998, the Company did business with two customers whose sales comprised approximately 22% and 65% of net sales, respectively.



See accompanying independent auditors' report.

                        NUMEX CORPORATION AND SUBSIDIARY

                            YEAR ENDED MARCH 31, 1998



(5)      INVENTORY:

         A summary is as follows:

                  Finished goods                                         $        7,731
                  Supplies and packaging                                          2,499
                                                                         --------------

                                                                         $       10,230
                                                                         ==============


(6)      PROPERTY AND EQUIPMENT:

         A summary is as follows:

                  Furniture and fixtures                                 $       37,620
                  Office and computer equipment                                 144,937
                  Tools and dies                                                 38,259
                                                                         --------------

                                                                                220,816
                  Less accumulated depreciation                                 203,770
                                                                         --------------

                                                                         $       17,046
                                                                         ==============

(7)      ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

         A summary is as follows:

                  Accounts payable                                       $       36,354
                  Accrued interest                                                3,441
                  Other                                                          37,415
                                                                         --------------

                                                                         $       77,210
                                                                         ==============

         During the year ended March 31, 1998, approximately $76,176 of the Company's purchases were made from two vendors. No amounts were due to these vendors as of March 31, 1998.



See accompanying independent auditors' report.

                        NUMEX CORPORATION AND SUBSIDIARY

                            YEAR ENDED MARCH 31, 1998




(8)      LOAN PAYABLE, OTHER:

         During the year ended March 31, 1998, the Company received legal services related to an acquisition target. Subsequent to the year ended March 31, 1998 the board of directors of the Company approved and issued 140,000 shares of its treasury stock, at approximately $1.23, to this vendor for legal services rendered in the amount of $ 171,930 (see
         Note 17).


(9)      LOAN PAYABLE, OFFICER-STOCKHOLDER:

         During the year ended March 31, 1998, the board of directors of the Company approved a bonus in the amount of $300,000 to an officer-stockholder, payable at such time as funds became available and would not be detrimental to the financial position of the Company. Subsequent to the year ended March 31, 1998, the board of directors of the Company approved and issued 240,000 shares of its treasury stock, at $1.25, to convert the accrued officer-stockholder compensation obligation of $300,000 (see Note 17).


(10)     NOTES PAYABLE, OTHERS:

         A summary is as follows:

                                                                                              1998
                                                                                              ----

         Promissory note, at prime plus 2% (10.5% at March 31, 1998), payable in monthly principal payments of $2,000 plus interest,
           due on December 18, 1995.                                                      $       23,000
         Promissory note, non-interest bearing, due on January 11, 1999.
           This note may be converted at the holder's option into shares of
           $0.10 par value common stock on or before due date at the rate
           of $0.50 per share.                                                                    22,039
                                                                                          --------------

                                                                                                  45,039
         Less current maturities                                                                  45,039
                                                                                          --------------
                                                                                          $           --
                                                                                          ==============



See accompanying independent auditors' report.

                        NUMEX CORPORATION AND SUBSIDIARY

                            YEAR ENDED MARCH 31, 1998




(11)     NOTES PAYABLE, RELATED PARTIES:

         A summary is as follows:

                                                                                                1998
                                                                                                ----

         Promissory note, bearing interest at 8%, unsecured and due
           on demand.                                                                     $       25,000
         Promissory note, bearing interest at 8%,
           unsecured and due on demand (see Note 17).                                             60,000
         Promissory notes, bearing interest at 8%,
           unsecured and due on demand (see Note 17).                                            105,000
         Promissory note, bearing interest at 8%,
           unsecured and due on demand (see Note 17).                                            115,000
                                                                                          --------------

                                                                                                 305,000
         Less current maturities                                                                  58,750
                                                                                          --------------
                                                                                          $      246,250
                                                                                          ==============

         Subsequent to March 31, 1998, the board of directors of the Company approved and issued 197,000 shares of its treasury stock, at $1.25 per share, to convert certain notes payable, related parties in the amount of $246,250 into equity (see Note 17).


(12)     INCOME TAXES:

         The current provision for income taxes in fiscal year 1998 is related to the minimum corporate state income taxes. As of March 31, 1998, the Company had net federal operating loss carryforwards and net state operating loss carryforwards totaling approximately $6,900,000 and $1,600,000, respectively. The net federal operating loss carryforwards expire in various years through 2013 and net state operating loss carryforwards expire in various years through 2003.

         The primary components of temporary differences which give rise to the Company's net deferred tax asset at March 31, approximate as follows:

                  Deferred tax asset (liability):
                    Net operating losses                                                  $    2,500,000
                    Valuation allowance                                                       (2,500,000)
                                                                                          --------------

                            Net deferred tax asset (liability)                            $           --
                                                                                          ==============

         The valuation allowance increased by approximately $250,000 in 1998.



See accompanying independent auditors' report.

                        NUMEX CORPORATION AND SUBSIDIARY

                            YEAR ENDED MARCH 31, 1998




(13)     STOCK OPTION PLANS:

         On September 30, 1992, the stockholders approved a non-qualified stock option plan and an incentive stock option plan, pursuant to which a maximum aggregate of 1,000,000 shares of common stock have been reserved for grant to officers and key employees. Under both plans, the option price may not be less than the fair market value of the common stock on the date of grant. Options are exercisable over a five-year period beginning one year after the date of grant, and the option exercise period is not to exceed ten years from that date.

         As of March 31, 1998, the Company had 1,000,000 options granted under the non-qualified option plan to the Company's Chairman of the Board and a former officer, of which 970,000 options were fully vested and unexercised. These options may be exercised at prices ranging from $0.50 to $1.00 per share.

         Proforma information regarding net income and earnings per share under the fair value method has not been presented, as the amounts are immaterial.


(14)     RELATED PARTY TRANSACTIONS:

         During the year ended March 31, 1998, certain notes payable, related parties, in the amount of $1,672,290, were converted to 3,344,581 shares of restricted and unrestricted common stock. Interest expense to related parties was approximately $83,954 for the year ended March 31, 1998.


(15)     COMMITMENTS AND CONTINGENCIES:

         The inventor of the Product obtained a United States patent for the Product in February 1991. The Company and the patent owner entered into a license agreement (the "License Agreement") as of January 1, 1992. The License Agreement grants the Company an exclusive license to market, manufacture, and sell the Product in the United States and its possessions and territories for the remaining life of the patent which is currently twelve years. Thereafter, the design of the Product will be in the public domain, and the Company, as well as other companies, will have the right to market, manufacture, and sell the Product.

         The License Agreement also provides for royalties at rates ranging from $.50 per unit to $1.20 per unit depending on the method of distribution used. However, a minimum royalty of $125,000 is required to be paid during each calendar year of the term of the License Agreement whether or not the Company sells any units of the Product.



See accompanying independent auditors' report.

                        NUMEX CORPORATION AND SUBSIDIARY

                            YEAR ENDED MARCH 31, 1998



(15)     COMMITMENTS AND CONTINGENCIES, CONTINUED:

         At March 31, 1998, the Company owed the patent owner an aggregate of $356,600 in accrued royalties. Pursuant to the agreement, the obligations of the Company to pay royalty shall be stayed pending such period of governmental prohibition and as such, management made an adjustment of the prior year accruals on royalty estimates and recognized a gain as of March 31, 1998 in the amount of $356,600.

         The Company has obtained legal advice in support of the defenses available to them regarding the royalty estimate adjustment.


(16)     SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

         Supplemental cash flow information for the year ended March 31 are as follows:

                                                                                  Three months                 Year ended
                                                                                 ended June 30,              March 31, 1998
                                                                                 --------------              --------------
                                                                            1998                1997
                                                                            ----                ----
                                                                         (unaudited)         (unaudited)
                  Cash paid for interest                                $         590     $       10,025    $      43,610
                  Cash paid for income taxes                                       --                 --              800

         Non-cash financing activities for the year ended March 31 were as follows:

                                                                                  Three months                 Year ended
                                                                                 ended June 30,              March 31, 1998
                                                                                 --------------              --------------
                                                                            1998                1997
                                                                            ----                ----
                                                                         (unaudited)         (unaudited)
                  Conversion of promissory notes payable,
                    related party, to 3,344,581 and 300,000
                    shares of common stock, respectively.               $          --     $           --    $   1,672,290
                  Conversion of promissory notes payable,
                    others, to 1,251,888 shares of common
                    stock.                                                         --                 --          625,943
                  Conversion of accounts payable to 22,150
                    shares of common stock                                         --                 --               --
                  Issuance of common stock in payment of
                    legal services at $1.23 per share                         171,930                 --               --
                  Conversion of accrued compensation of a
                    related party into common stock at $1.25
                    per share                                                 300,000                 --               --
                  Conversion of notes payable into shares of
                    common stock at $1.25 per share                           306,250                 --               --



See accompanying independent auditors' report.

                        NUMEX CORPORATION AND SUBSIDIARY

                            YEAR ENDED MARCH 31, 1998




(17)     SUBSEQUENT EVENTS:

         The Company has entered into an agreement with the original owners and an independent consultant (prior to acquisition by Numex Corporation) of ViaStar Marketing, Inc., to reacquire 300,000 shares, at cost, of the Company's common stock outstanding as of March 31, 1998. The Company had originally presented the issuance of restricted common stock as goodwill purchased in excess of fair market value from the acquisition of ViaStar Marketing, Inc. The unamortized carrying value of purchased goodwill (see Note 1) was charged against earnings for the year ended March 31, 1996.

         The board of directors of the Company approved and issued 140,000 shares of its treasury stock, at approximately $1.23, to a vendor for legal services rendered related to an acquisition target in the amount of $171,930 (see Note 8).

         The board of directors of the Company approved and issued 240,000 shares of its treasury stock, at $1.25, to convert the accrued officer-stockholder compensation obligation of $300,000 (see Note 9).

         The board of directors of the Company approved and issued 197,000 shares of its treasury stock, at $1.25 per share, to convert $246,250 of notes payable, related parties, as presented in the balance sheet, into equity (see Note 11).

         The Company also issued 48,000 shares of treasury stock, at $1.25 per share, to convert $60,000 of additional notes payable, related parties issued after March 31, 1998.



See accompanying independent auditors' report.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this Prospectus. You must not rely on any unauthorized information. This Prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of November 13, 1998.



                                TABLE OF CONTENTS

                                                   Page
                                                   ----
Where You Can Find More Information .....           1
Summary .................................           2
Risk Factors ............................           3
Use Of Proceeds .........................           7
Market For Common Equity And Related
        Stockholder Matters .............           7
Selling Stockholders ....................           8
Plan Of Distribution ....................          10
Management's Discussion And Analysis Of
        Financial Condition And Results
        Of Operation ....................          10
Business ................................          14
Management ..............................          16
Executive Compensation ..................          17
Certain Relationships And Related
        Transactions ....................          17
Security Ownership Of Certain Beneficial
        Owners And Management ...........          18
Legal Proceedings .......................          19
Changes In And Disagreements With
        Accountants On Accounting and
        Financial Disclosure ............          19
Disclosure Of Commission Position On
        Indemnification Of Securities Act
        Liabilities .....................          20
Legal Matters ...........................          20
Experts .................................          20



UNTIL DECEMBER 8, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT BUY, SELL OR TRADE THESE SECURITIES MAY BE REQUIRED TO DELIVER A PROSPECTUS.





                        5,210,506 Shares of Common Stock



                                NUMEX CORPORATION


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                                   PROSPECTUS

                               NOVEMBER 13, 1998

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